GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 321-2400         FACSIMILE: (650) 321-2800

September 15, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs

Re:	Riverbed Technology, Inc.

Amendment No. 5 to Form S-1

File No. 333-133437

Dear Ms. Jacobs:

Riverbed Technology, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 5 and (ii) three hard copies of Amendment No. 5 which are marked to show changes to Part II of Amendment No. 4 to the Registration Statement filed on August 31, 2006.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated September 13, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the September 13, 2006 letter in italicized print, and the Company’s responses are provided below each comment.

Amendment No. 4 to Form S-1

Stock Based Compensation Schedule

1.	We note that you issued options to purchase common stock on August 24, 2006 at a deemed fair value of $6.50. Given your disclosure that your initial public offering price range is between $7.00 and $8.50 in your S-1/A filed on August 31, 2006, tell us what basis you had for assigning a fair value of $6.50 to your common stock associated with the options granted on August 24, 2006. Provide the objective evidence to support the difference between the

September 15, 2006

assigned fair value of $6.50 and the $7.75 midpoint of the initial public offering price range. Confirm that any options granted subsequent to August 31, 2006 are valued within the initial public offering price range.

RESPONSE TO COMMENT 1:

The Company has considered the Staff’s comment and re-evaluated the deemed fair value of the underlying shares of common stock for the August 24, 2006 options. The Company will account for these options in accordance with SFAS 123(R) using for this purpose a deemed fair value of the underlying options of $7.75 (the mid-point of the proposed range), and the resulting stock-based compensation expense will be recognized over the vesting period of the grants, commencing in the third quarter of 2006. The Company confirms that all options granted subsequent to August 31, 2006 have an exercise price and deemed fair value equal to $7.75 (the mid-point of the proposed range).

2.	We note that you issued options to purchase common stock on July 19, 2006 at a deemed fair value of $6.50. In light of the Company’s significant growth since inception and the mid-point of your price range, we note that the deemed fair value of your common stock has not grown proportionately. That is, the fair value used from June through August has been flat. Describe the reasons for the difference between the assigned fair value of $6.50 and the $7.75 midpoint of the initial public offering price range.

RESPONSE TO COMMENT 2:

The Company has considered the Staff’s comment and re-evaluated the deemed fair value of the underlying shares of common stock for the July 19, 2006 options. The Company will account for these options in accordance with SFAS 123(R) using for this purpose a deemed fair value of the underlying options of $7.75 (the mid-point of the proposed range), and the resulting stock-based compensation expense will be recognized over the vesting period of the grants, commencing in the third quarter of 2006.

* * * * *

Pursuant to Comment 58 of the Staff’s letter dated May 17, 2006, the Company has supplementally enclosed with the paper copy of this letter an updated table showing the information requested for recent stock option grants and other equity related transactions.

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September 15, 2006

* * * * *

Please do not hesitate to contact me at (650) 463-5350 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Craig M. Schmitz
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP

cc:	Stephen Krikorian, Securities and Exchange Commission

Jason Niethamer, Securities and Exchange Commission

Anne Nguyen, Securities and Exchange Commission

Jerry M. Kennelly, Riverbed Technology, Inc.

Randy S. Gottfried, Riverbed Technology, Inc.

Brett A. Nissenberg, Riverbed Technology, Inc.

Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Daniel J. Weiser, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard A. Kline, Wilson Sonsini Goodrich & Rosati, Professional Corporation